EXHIBIT 11

PG&E CORPORATION
COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions, except per share amounts)	2001	2000	2001	2000

BASIC EARNINGS PER SHARE (EPS)(1)
Earnings available for common stock	$529	$(4,117)	$1,099	$(3,364)

Weighted average common shares outstanding(2)	363	363	363	362

Basic EPS	$1.46	$(11.34)	$3.03	$(9.29)

DILUTED EARNINGS PER SHARE (EPS)(1)
Earnings available for common stock	$529	$(4,117)	$1,099	$(3,364)

Weighted average common shares outstanding	363	363	363	362
Add: outstanding options, reduced by the number of shares that could be repurchased with the proceeds from such exercise (at average market price)	3	—	1	—

Weighted average common shares outstanding as adjusted	366	363	364	362

Diluted EPS(3)	$1.45	$(11.34)	$3.02	$(9.29)

(1)	This presentation is submitted in accordance with Item 601(b)(11) of Regulation S-K and Statement of Financial Accounting Standards No. 128.

(2)
Weighted average common shares outstanding exclude shares held by a subsidiary of PG&E Corporation (23,815,500 shares at December 31, 2001 and 2000, respectively) and shares held by the Company in a trust to secure deferred compensation obligations (281,985 shares at December 31, 2001 and 2000, respectively).

(3)	The diluted shares for the three months and year ended December 31, 2000 exclude 3 million and 2 million shares, respectively, due to the anti-dilution effects of the loss from continuing operations.

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